SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM ________________ TO ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Giorgio Employee Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION


Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


                          GIORGIO EMPLOYEE SAVINGS PLAN


                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                   DECEMBER 31, 1996 AND 1995 AND SUPPLEMENTAL
                        SCHEDULE AS OF DECEMBER 31, 1996
                        AND INDEPENDENT AUDITORS' REPORT



















GIORGIO EMPLOYEE SAVINGS PLAN


TABLE OF CONTENTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------


                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits,
   as of December 31, 1996 and 1995                                2

   Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 1996 and 1995         3

   Notes to Financial Statements for the Years Ended
   December 31, 1996 and 1995                                      4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
   (Item 27a of Form 5500), December 31, 1996                     11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings
   Trust:

   Reportable Transactions for the Year Ended December 31, 1996

   Assets Acquired and Disposed of Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default





















DELOITTE &
  TOUCHE LLP
------------   ------------------------------------------------------
               250 East Fifth Street          Telephone: (513) 784-7100
               P.O. Box 5340
               Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Giorgio Employee Savings Plan ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
May 13, 1997


-----------------
Deloitte Touche
Tohmatsu
International
-----------------




GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------
                                                     1996           1995
INVESTMENTS, At fair value:
 Investment in The Procter & Gamble Master
  Savings Trust                                   $6,661,018     $6,195,662
 Loans to participants                               216,951        202,200
                                                  ----------     ----------
     Total investments                             6,877,969      6,397,862

LIABILITIES:
 Other                                                   156          1,948
                                                  ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $6,877,813     $6,395,914
                                                  ==========     ==========

See notes to financial statements.




GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------
                                                     1996           1995
ADDITIONS:
 Equity in net earnings of The Procter
  & Gamble Master Savings Trust                   $  953,020     $1,283,087
 Interest income                                       3,678          8,176
                                                  ----------     ----------
     Total investment income                         956,698      1,291,263
 Contributions:
  Employee                                           664,974        648,079
  Employer                                           251,175        241,932
                                                  ----------     ----------
     Total contributions                             916,149        890,011
                                                  ----------     ----------
 Transfer from unaffiliated plan                      23,132
                                                  ----------     ----------
     Total additions                               1,895,979      2,181,274


DEDUCTIONS -
 Distributions to participants and other           1,414,080        361,713
                                                  ----------     ----------


NET INCREASE                                         481,899      1,819,561


NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                 6,395,914      4,576,353
                                                  ----------     ----------

 End of year                                      $6,877,813     $6,395,914
                                                  ==========     ==========

See notes to financial statements.




GIORGIO EMPLOYEE SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------


1.       PLAN DESCRIPTION

         The following brief description of the Giorgio Employee Savings Plan
         (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - Effective August 30, 1994, The Procter & Gamble Company (P&G) acquired Giorgio Beverly Hills, Inc. (Company) from Avon Products, Inc. Prior to the acquisition, certain employees of the Company participated in the Avon Employees' Savings and Stock Ownership Plan (Predecessor
         Plan). Pursuant to the sales agreement with Avon, assets under the Predecessor Plan owned by employees of the Company were transferred to create the Plan on August 30, 1994. The Plan assets are held in a combined trust account, The Procter & Gamble Master Savings Trust (Master Trust), with the assets of other P&G sponsored defined contribution plans (see Note 4). Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets.

         Substantially all employees of the Company are eligible to participate in the Plan upon completion of at least one year of eligibility service, which is equal to 1,000 service hours. Employees who are leased employees are not eligible to participate.

         CONTRIBUTIONS - Employee contributions to the Plan may be made on a pre-tax or after-tax basis from 1% to 15% of the employee's earnings. The Company matches 50% of employee pre-tax or after-tax contributions up to a maximum of 6% of the employee's contributions. Effective December 31, 1996, both employee and employer contributions to the Plan were suspended. During 1996, P&G granted one share of P&G common stock to all employees who had completed a year of service. The additional share was credited to each participant's account. The fair value of the shares contributed is reported as an employer contribution in the Plan's financial statements.

         VESTING - Effective with the suspension of contributions on December 31, 1996, all participants became fully vested. Prior to December 31, 1996, participants were fully vested at all times in their voluntary contributions plus earnings thereon. Vesting in the remainder of their account was based upon years of continuous service. A participant was fully vested after two years of service. Participant accounts transferred from the Predecessor Plan were immediately and fully vested.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or as installment payments. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Parent, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Parent.

         LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repayable via payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Upon participant termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

         RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

         INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

         SMALL COMPANY FUND - A fund investing in a portfolio of equity securities issued by small companies.


The activity and balances in the funds are summarized as follows for the years ended December 31, 1996 and 1995:
                                                                                         INTER-              LOANS
                            MANAGEMENT               MANAGED                 COMPANY    NATIONAL    SMALL     TO
                          LARGE COMPANY DIVERSIFIED   BOND        RESERVE     STOCK      EQUITY    COMPANY   PARTIC-
                              FUND         FUND       FUND         FUND       FUND        FUND      FUND     IPANTS     TOTAL
Net assets available
 for benefits,
 December 31, 1994        $1,774,928    $1,154,500   $  855,538   $649,978                                   $141,409   $4,576,353

Equity in net earnings
 of The Procter &
 Gamble Master Savings
 Trust                       737,835       327,555      174,609     43,088                                               1,283,087
Interest income                                                                                                 8,176        8,176
Contributions                348,116       269,667      159,883    112,345                                                 890,011
Distributions to
 Participants and other     (105,654)     (111,327)     (60,592)   (81,092)                                    (3,048)    (361,713)
Transfers between funds        8,896        25,120        2,019    (91,698)                                    55,663
                          ----------    ----------   ----------   --------                                   --------   ----------

Net assets available
 for benefits,
 December 31, 1995         2,764,121     1,665,515    1,131,457    632,621                                    202,200    6,395,914

Equity in net earnings
 of The Procter &
 Gamble Master Savings
 Trust                       609,866       229,144       51,878     34,237   $ 20,781   $ 1,296    $ 5,818                 953,020
Interest income                                                                                                 3,678        3,678
Contributions                348,150       261,171      162,034    127,491     17,303                                      916,149
Transfer from
 unaffiliated plan             4,628         9,252                              9,252                                       23,132
Distributions to
 participants and other     (741,389)     (340,229)    (167,047)  (153,861)       (99)                        (11,455)  (1,414,080)
Transfers between funds     (302,549)     (176,348)    (323,873)    27,204    599,732    65,958     87,348     22,528
                          ----------    ----------   ----------   --------   --------   -------    -------   --------   ----------

Net assets available
 for benefits,
 December 31, 1996        $2,682,827    $1,648,505   $  854,449   $667,692   $646,969   $67,254    $93,166   $216,951   $6,877,813
                          ==========    ==========   ==========   ========   ========   =======    =======   =========  ==========




2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements are prepared under the accrual basis of accounting and the Plan's investments and investment transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each participating plan and participant's account by the Trustee.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by P&G.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with 1996 classifications.

3.       TAX STATUS

         The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 1996 and 1995.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, P&G formed the Master Trust in accordance with a master trust agreement with PNC Bank, Ohio, N.A. (PNC Bank).

         Use of a Master Trust permits the commingling of investments that fund various P&G-sponsored defined contribution benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1996 and 1995 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                 LARGE       SMALL       INTER-                                 MANAGED
                    INCOME     COMPANY      COMPANY     COMPANY      NATIONAL    RESERVE     DIVERSIFIED    BOND
                     FUND     STOCK FUND     FUND        FUND         FUND        FUND          FUND        FUND          TOTAL
Investments, at
 fair value       $  -        $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued interest
 and dividends       -              6,336          263          51          35          382          152          23         7,242
                  ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total             $  -        $44,729,156  $48,644,705  $2,637,535  $1,863,805  $32,150,049  $32,299,902  $5,790,377  $168,115,529
                  ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's investment
 in Master Trust  $  -        $   578,496  $ 2,709,358  $   85,737  $   60,131  $   678,253  $ 1,671,517  $  877,526  $  6,661,018
                  ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's percentage
 ownership
 interest in
 Master Trust       -       %           1%           6%          3%          3%           2%           5%         15%            4%
                  ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investments held by the Master Trust at December 31, 1996 are summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                 LARGE       SMALL      INTER-                                  MANAGED
                    INCOME     COMPANY      COMPANY     COMPANY     NATIONAL      RESERVE     DIVERSIFIED    BOND
FAIR VALUE           FUND     STOCK FUND     FUND        FUND        FUND           FUND         FUND        FUND        TOTAL
The Procter &
 Gamble Company
 common stock     $           $43,559,282                                                                             $ 43,559,282
Mutual funds                               $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                    1,163,538          148          47          27       64,279          111         104     1,228,254
                  ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total             $  -        $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                  ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                 LARGE       SMALL      INTER-                                  MANAGED
                    INCOME     COMPANY      COMPANY     COMPANY     NATIONAL      RESERVE    DIVERSIFIED     BOND
                     FUND     STOCK FUND     FUND        FUND        FUND           FUND         FUND        FUND        TOTAL
Net appreciation
 in fair value
 of investments   $50,196     $ 9,402,213  $9,601,531   $170,571    $36,190     $1,717,880   $4,251,429   $316,106    $25,546,116
Dividends                         695,063                                                                                 695,063
Interest                          179,397                                            9,911                                189,308
                  ----------  -----------  ----------   --------    -------     ----------   ----------   --------    -----------

Total             $50,196     $10,276,673  $9,601,531   $170,571    $36,190     $1,727,791   $4,251,429   $316,106    $26,430,487
                  ==========  ===========  ==========   ========    =======     ==========   ==========   ========    ===========

Plan's equity
 in net earnings
 of Master Trust  $  -        $    20,781  $  609,866   $  5,818    $ 1,296     $  34,237    $  229,144   $ 51,878    $   953,020
                  ==========  ===========  ==========   ========    =======     ==========   ==========   ========    ===========




Assets of the Master Trust at December 31, 1995 are summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                 LARGE                                MANAGED
                    INCOME     COMPANY      COMPANY     RESERVE      DIVERSIFIED    BOND
                     FUND     STOCK FUND     FUND         FUND          FUND        FUND         TOTAL
Investments, at
 fair value       $1,323,639  $37,568,733  $36,541,114  $35,298,684  $31,385,977  $7,472,474   $149,590,621
Accrued interest
 and dividends             7        4,256          124          317          106           3          4,813
                  ----------  -----------  -----------  -----------  -----------  ----------   ------------

Total             $1,323,646  $37,572,989  $36,541,238  $35,299,001  $31,386,083  $7,472,477   $149,595,434
                  ==========  ===========  ===========  ===========  ===========  ==========   ============

Plan's investment
 in Master Trust     -            -        $ 2,774,177  $   640,036  $ 1,651,202  $1,130,247   $  6,195,662
                  ==========  ===========  ===========  ===========  ===========  ==========   ============

Plan's percentage
 ownership
 interest in
 Master Trust        -             -                 8%           2%           5%         15%             4%
                  ==========  ===========  ===========  ===========  ===========  ==========   ============




Investments held by the Master Trust at December 31, 1995 are summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                 LARGE                                MANAGED
                    INCOME     COMPANY      COMPANY      RESERVE     DIVERSIFIED   BOND
  FAIR VALUE         FUND     STOCK FUND     FUND         FUND          FUND       FUND          TOTAL
The Procter &
 Gamble Company
 common stock                 $36,625,140                                                      $ 36,625,140
Registered
 investment
 companies        $1,323,613                                                                      1,323,613
Mutual funds                               $36,540,976  $35,233,082  $31,385,838  $7,472,367    110,632,263
Short-term
 investments              26      943,593          138       65,602          139         107      1,009,605
                  ----------  -----------  -----------  -----------  -----------  ----------   ------------

Total investments
 at fair value    $1,323,639  $37,568,733  $36,541,114  $35,298,684  $31,385,977  $7,472,474   $149,590,621
                  ==========  ===========  ===========  ===========  ===========  ==========   ============




Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                 LARGE                                MANAGED
                    INCOME      COMPANY     COMPANY     RESERVE      DIVERSIFIED   BOND
                     FUND     STOCK FUND     FUND         FUND          FUND       FUND          TOTAL
Net appreciation
 in fair value
 of investments   $600,245    $16,178,665  $ 8,040,240  $ 1,663,854  $ 6,229,037  $1,051,580   $ 33,763,621
Dividends                         772,124                                                           772,124
Interest                          130,871                     9,098                                 139,969
                  --------    -----------  -----------  -----------  -----------  ----------   ------------

Total             $600,245    $17,081,660  $ 8,040,240  $ 1,672,952  $ 6,229,037  $1,051,580   $ 34,675,714
                  ========    ===========  ===========  ===========  ===========  ==========   ============

Plan's equity
 in net earnings
 of Master Trust      -              -     $   737,835  $    43,088  $   327,555  $  174,609   $  1,283,087
                  ========    ===========  ===========  ===========  ===========  ==========   ============




5.       DISTRIBUTIONS

         Distributions payable to participants as of December 31, 1996 and 1995 are approximately $224,000 and $141,000, respectively.

6.       SUBSEQUENT EVENT

         The Plan was amended and contributions to the Plan were discontinued as of December 31, 1996 as all participants became eligible for The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan on January 1, 1997. Participants will continue to earn investment income within their selected accounts, until retirement or final distribution of balance.

         On January 1, 1997, the Giorgio Pension Plan, a defined contribution plan, was merged into the Plan with assets of approximately $3,500,000.

                              * * * * * *




GIORGIO EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a OF FORM 5500)
DECEMBER 31, 1996
-----------------------------------------------------------------------------
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                        FAIR
OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT            COST      VALUE

Participant Loans        52 loans with maturities
                         ranging from January 1997 to
                         April 2007 and interest rates
                         ranging from 7-10%                   $ -     $216,951
                                                              ====    ========





PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Giorgio Employee Savings Plan




                                  /S/JOSEPH R. LAWHEAD
Date:  June 27, 1997              ---------------------------------------
                                  Joseph R. Lawhead
                                  Member, Benefits Committee




                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche